United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A or [_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

COMMONWEALTH THOROUGHBREDS LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1450 North Broadway, Lexington, Kentucky 40505

(Full mailing address of principal executive offices)

(859)977-0124

(Issuer’s telephone number, including area code)

COMMONWEALTH THOROUGHBREDS LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “Commonwealth Thoroughbreds,” “our company,” or the “Company” refer to Commonwealth Thoroughbreds LLC, a Delaware series limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commonwealth Thoroughbreds LLC is a Delaware series limited liability company formed on June 12, 2019. The Company’s manager is Commonwealth Markets Inc., a Delaware corporation. The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform, our website and related proprietary application. As of the date of this Semi Annual Report, the Company was offering units in two Series, but has not yet completed an offering and neither Series has admitted investors and acquired equine assets.

Our principal objective will be to acquire interests in Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Free Cash Flow to equity investors in the Series that hold the underlying equine assets. “Free Cash Flow” is defined as the net income (as determined under U.S. GAAP) generated by the Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Series’ Thoroughbred asset.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying footnotes included in this Report. See “Index to Financial Statements.”

Operating Results

Revenues are generated at the Series level. As of June 30, 2021, no Series of the Company has generated any revenues. We expect the Series to generate revenue in the second half of 2021.

Operating expenses related to Series assets that are incurred prior to the closing of each offering are being paid by the Manager and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own operating expenses, such as boarding, training and racing expense and insurance, beginning on the closing date of the offering of each Series. During the six months ended June 30, 2021 and June 30, 2020, operating expenses of the Series related to racing management totaled $34,325 and $9,441, respectively. During the six months ended June 30, 2021 and June 30, 2020, the Company incurred general and administrative expenses of $3,411and $1,642, respectively, and deprecation expenses of $7,012 and $4,975, during their respective periods.

Interest expense on the promissory notes issued by the Company totaled $461 and $182 during the six months ended June 30, 2021 and 2020, respectively. See “Note 3 – Related Party Transactions of the Notes to Financial Statements” for more information regarding the loans from officers of the Manager.

During the six-month periods ending June 30, 2021 and 2020, the Company incurred legal, accounting and compliance expenses of $128,416 and $61,388, respectively, to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series and all subsequent offerings. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager will be entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of units as reimbursement for organizational expenses until the manager has been reimbursed in full.

As a result of operations, the Company’s net loss for the six months ended June 30, 2021 and 2020, was $173,625 and $77,628, respectively.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $9,343 in cash, and no financial liabilities other than $154,623 of notes payable used to acquire Thoroughbred assets to be assigned to its Series (see Note 3 to the financial statements for further detail). From inception, the Company has financed its own business activities and those on behalf of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each Series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series.

Plan of Operations

As of June 30, 2021, no Series had commenced operations, had not been capitalized and had no assets or liabilities. We intend for each Series to start operations at the time of the initial closing of its Offering. All expenses related to each Series that have been incurred to date and will be incurred until the closing are the responsibility of the Manager, and responsibility for any assets or liabilities related to each Series will not transfer to the Series until such time as a closing has occurred.

The Company plans to launch additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional Thoroughbred assets. We also intend to engage in racing, sales, and breeding activities, the commencement of which will depend on the stage of development and training of Thoroughbreds when they are acquired. We intend these activities will generate revenues for each Series to cover, in whole or in part, the ongoing post-closing operating expenses of the Series. However, a Thoroughbred racing and breeding business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any Series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its unit holders. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of our Offering Circular dated September 23, 2021.

We do not anticipate any Series to generate revenues from racing activities before October 2021. A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the Series would be able to generate racing revenue. For additional information regarding the payment of Operating Expenses, see “Description of the Business – Operating Expenses” in our Offering Circular dated September 23, 2021.

Trend Information

For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of the Company and subsequent Series of the Company, see the “Thoroughbred Industry” section of our Offering Circular dated September 23, 2021.

Item 2. Other Information

On June 12, 2021, the Company acquired a two-year-old Thoroughbred Filly by Pioneerof The Nile out of Desert Illusion by Sky Mesa.

On September 24, 2021, the Company conducted an initial closing of the Series Country Grammer Offering, accepting subscriptions in the amount of $97,100 and issuing 1,942 Units. These amounts represent approximately 85.3% of the maximum offering amount of $113,850 and the 2,277 units offered. The Series Country Grammer Offering is fully subscribed and is now closed, and the Company expects to hold a final closing when verification procedures for the remaining subscriptions are completed.

In accordance with the Country Grammer Co-Ownership Agreement with WinStar Farm LLC, Series Country Grammer will acquire an ownership of approximately 25.6% in Country Grammer upon payment of $35,821 from the interim closing proceeds to WinStar. The Company expects Series Country Grammer to acquire the remaining 4.4% ownership interest upon payment of the balance of the $42,000 purchase price from the offering proceeds received at a final closing.

The following table shows the anticipated uses of the offering proceeds received at the initial closing of the Series Country Grammer Offering.

	Interim Closing Amount		Maximum Offering Amount
	Dollar Amount	Percentage of Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$97,100	100.0%	$113,850	100.0%

Uses of Funds
Cost of Thoroughbred Asset	$35,821	36.9%	$42,000	36.9%
Acquisition Expenses	4,264	4.4%	5,000	4.4%
Offering Expenses	6,396	6.6%	7,500	6.6%
Management Fee	5,373	5.5%	6,300	5.5%
Organizational Fee	2,750	2.8%	3,225	2.8%
Brokerage Fee	2,027	2.1%	2,377	2.1%
Total Acquisition and Offering Expenses	$56,631	58.3%	$66,402	58.3%

TAA Donation	$1,832	1.9%	$2,148	1.9%

Working Capital
Race Training Expenses	$30,704	31.6%	$36,000	31.6%
Insurance Premiums	4,733	4.9%	5,550	4.9%
Additional Working Capital	3,200	3.3%	3,750	3.3%
Total Working Capital	$38,637	39.8%	$45,300	39.8%

We have no other information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Commonwealth Thoroughbreds LLC
Balance Sheets
As of June 30, 2021 (Unaudited) and December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash	$9,343	$8,017
Total current assets	9,343	8,017
Long-term assets
Thoroughbred assets, net of accumulated depreciation	140,582	20,471
TOTAL ASSETS	149,925	28,488
LIABILITIES AND MEMBER'S (DEFICIT) EQUITY
Current liabilities
Accrued interest	1,000	539
Notes payable	154,623	27,500
Total liabilities	155,623	28,039
Member's Equity
Membership interest	630,887	463,409
Retained deficit	(636,585)	(462,960)
Total Member's (Deficit) Equity	(5,698)	449
TOTAL LIABILITIES AND MEMBER'S (DEFICIT) EQUITY	$149,925	$28,488

See Notes to Financial Statements (Unaudited)

Commonwealth Thoroughbreds LLC
Statements of Operations (Unaudited)
Six-month periods ended June 30, 2021 and 2020

	2021	2020
Revenues	$0	$0
Operating expenses
Racehorse management	34,325	9,441
Legal and professional services	128,416	61,388
General and administrative	3,411	1,642
Depreciation	7,012	4,975
Total operating expenses	173,164	77,446

Operating loss	(173,164)	(77,446)

Other expenses
Interest expense	461	182

Net loss	$(173,625)	$(77,628)

Net loss per unit:
Basic	$(3,472)	$(1,553)

Weighted average number of units outstanding:
Basic	50	50

See Notes to Financial Statements (Unaudited). In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Commonwealth Thoroughbreds LLC
Statements of Changes in Member's (Deficit) Equity
Six-month period ended June 30, 2021 (Unaudited) and year ended December 31, 2020

	2021	2020
Beginning of Period	$449	$3,868
Member contribution	167,478	135,191
Net loss	(173,625)	(138,610)
End of Period	$(5,698)	$449

See Notes to Financial Statements (Unaudited)

Commonwealth Thoroughbreds LLC
Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2021 and 2020

	2021	2020
OPERATING ACTIVITIES
Net loss	$(173,625)	$(77,628)
Adjustments to reconcile net loss to net cash used in operations:
Membership contributions (Note 6)	96,304	61,338
Depreciation	7,012	4,975
Increase (decrease) in cash due to changes in:
Accrued Interest	461	182
Net cash used in operating activities	(69,848)	(11,133)
FINANCING ACTIVITIES
Offering costs	0	(7,645)
Member contributions	71,174	17,495
Net cash provided by financing activities	71,174	9,850
Net cash increase (decrease) for period	1,326	(1,283)
Cash at beginning of period	8,017	2,056
Cash at end of period	$9,343	$773

Non cash investing and financing transactions:
Thoroughbred asset obtained through note payable	$127,123	$20,000
Legal fees capitalized into thoroughbred asset	0	1,500

See Notes to Financial Statements (Unaudited)

Commonwealth Thoroughbreds LLC

Notes to Financial Statements (Unaudited)

Six-Month Period Ended June 30, 2021

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019 and headquartered in Lexington, Kentucky. The Company's fiscal year ends on December 31. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. It is expected that the Company will create several separate Series of membership interests (the “Series” or “Series”), and different Thoroughbred assets will be owned by separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors will acquire units of membership interest (“Units”) of a Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company intends to sell Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak to be a pandemic. COVID-19 continues to spread across the globe and is impacting worldwide economic activity and financial markets. The continued spread of the disease represents a significant risk that operations could be disrupted in the near future; however, the pandemic has had very little impact on operations due to the early stage of the Company. The Company experienced a delay in it’s marketing plans when racing schedules were postponed and attendance was restricted, but the impact cannot be quantified.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. The Company has a net loss of $173,625 for the six-month period ended June 30, 2021, and has member’s deficit of $(5,689) as of June 30, 2021. The Company lacks liquidity to satisfy obligations as they come due. All of the liabilities on the balance sheet as of June 30, 2021 are obligations to the Manager or its stockholders. All of these liabilities, other than for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series.

Through June 30, 2021, neither the Company nor its Series have recorded any revenues generated through the utilization of underlying Thoroughbred assets.

From inception, the Company has financed the business activities of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

The Company’s ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements (Unaudited)

Six-Month Period Ended June 30, 2021, continued

NOTE 1 – NATURE OF OPERATIONS, CONTINUED

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC on September 3, 2021. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses.  These will include a fee of $10,000 plus 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering. A previous offering of units in Series TF2019 has been terminated by the Manager. We did not actively solicit investors for the Series TF2019 Offering, choosing to prioritize the Series Biko Offering. We received no subscriptions for Series TF2019 units.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the periods presented have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements (Unaudited)

Six-Month Period Ended June 30, 2021, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

In addition to the discrete Offering Expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee of approximately 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Operating Expenses

Operating Expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s Allocation Policy. The Company distinguishes between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts.

Operating expenses incurred prior to the offering’s closing will be borne by the Manager and not reimbursed.

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s Allocation Policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. As of June 30, 2021, no offerings had closed, and no such fees were paid.

Acquisition Expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Acquisition Expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions.

On March 27, 2021, the Company acquired an option to purchase up to a 30% undivided interest in a Thoroughbred, Country Grammer, from WinStar Farm, LLC (WinStar). The target purchase price is $42,000. The offering proceeds must attain the maximum offering amount of $113,850 for Series Country Grammer to acquire the full 30% interest. The Offering must raise at least 25% of the maximum offering amount, or $28,450, to acquire any ownership in Country Grammer. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021 (see Note 7).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Income Taxes

The Company intends that the separate Series will elect and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The master Series of the Company intends to be taxed as a “partnership” or a ”disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period.

For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended June 30, 2021, continued

NOTE 3 – RELATED PARTY TRANSACTIONS

On January 16, 2020, the Company acquired a 75% interest in Biko for a purchase price of $20,000. The Purchase and Sale and Co-Ownership Agreement and Bill of Sale is attached as Exhibit 6.3 to the Offering Statement. The Manager loaned the $20,000 purchase price to the Company. When the Series Biko Closing occurs, the Manager will be paid $10,000 in cash from the offering proceeds and will be issued 200 Series Biko Units at the $50 purchase price per Unit in full payment of the loan. The 200 Units would represent 8.0% of the Series Biko Units outstanding if the maximum of 2,500 Units are sold and 12.5% of the Series Biko Units outstanding if the minimum of 1,600 Units are sold. The Manager will waive the limitation on its ownership of the Series Biko Units if its ownership percentage would otherwise exceed the 10% maximum. The amended convertible promissory note issued by the Company to the Manager is attached as Exhibit 6.2 to the Offering Statement. Upon payment of the cash and the issuance of the Units to the Manager, Biko will be owned by the Series and not subject to any liens or encumbrances.

On June 8, 2021, the Company acquired a 100% interest in three Thoroughbreds from affiliates of the Manager:

         ● Scat Lady, a 2014 mare by Scat Daddy out of It’s About Midnight by Distorted Humor (“Scat Lady”) was acquired from Chase Chamberlin in exchange for a $55,000 promissory note. Scat Daddy is also the sire of 2019 Triple Crown winner Justify;

         ● an unnamed yearling colt by Commissioner out of Scat Lady by Scat Daddy (“CS2020”) was acquired from Chase Chamberlin in exchange for a $13,500 promissory note;

         ● an unnamed yearling colt by Commissioner out of Timido by Gio Ponti (CT2020) was acquired from Brian Doxtator in exchange for a $5,000 promissory note;

The purchase price of each Thoroughbred was based on a valuation conducted by an independent appraiser engaged by the Company. The appraised fair market values ranged from $50,000 to $60,000 for Scat Lady, $12,000 to $15,000 for CS2020, and $4,000 to $6,000 for CT2020. The parties set the purchase price for each Thoroughbred at the midpoint of the valuation range.

Each note bears interest at the Applicable Federal Rate, currently 1.73% per annum at September 30, 2021. Each note becomes due and payable on the earlier of June 8, 2031 or 10 business days after the closing of an offering of units of a Series of the Company formed for the purpose of acquiring the applicable Thoroughbred. The noteholders also have an option to convert the outstanding balance of the note into applicable Series membership interests. The Company has no present plans to offer units of new Series that would acquire the three Thoroughbreds. The notes have been presented as current debt in the balance sheets based on the expectation that Series closings will occur by June 30, 2022.

On June 12, 2021, the Company executed a $53,623 note with the Manager to finance the purchase of a 33% interest in the filly, I Got a Gal. The note bears interest of 1.58% and is due within 10 business days of the closing or termination of the Series I Got A Gal offering. If the applicable offering proceeds are not sufficient to retire the note, any unpaid balance will be converted into Series I Got a Gal units at the price per unit as sold in the offering.

The Manager has paid a total of $594 of rent expense on behalf of the Company during 2021. The Manager will not seek reimbursement.

Additionally, professional fees of $128,416 were incurred at the Manager level in 2021 to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During 2021 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee agreement (see Note 5).

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

January 1, 2021 through June 30, 2021, continued

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY, CONTINUED

The Company distinguishes expenses and costs between those related to the purchase of a particular Thoroughbred asset and Operating Expenses related to the management of that asset.

Fees and expenses related to the purchase of an underlying Thoroughbred asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as stabling, training, insurance and transportation, pre-closing Operating Expenses are borne by the Manager and may or may not be reimbursed by the Company or the economic members of the Series, as outlined within that particular Series Designation. Post-closing Operating Expenses are the responsibility of each Series and may be financed through (i) revenues generated by the Series or cash reserves at the Series; (ii) contributions made by the Manager, for which the Manager does not seek reimbursement; (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest; or (iv) issuance of additional Units in a Series.

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying Thoroughbred assets or the number of Thoroughbred assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

As compensation for the services provided by the Manager under the Management Services Agreement, the Manager will be paid a semi-annual fee equal to:

●	10% of any Free Cash Flow (as defined below) generated by the Series, until such time as Investors have received a return of their invested capital;

●	20% of any Free Cash Flow generated by the Series from racing activities thereafter; and

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer and Series Biko provide that, during a Series Thoroughbred’s racing career, the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series, as described in Distribution Rights below.

As of June 30, 2021, no distributions or management fees had been paid by the Company or in respect of any Series.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

January 1, 2021 through June 30, 2021, continued

NOTE 6 - MEMBER CONTRIBUTIONS

Member contributions primarily reflect the assumption of payables that support the Company’s operating results.  Constructive payments made by the member on behalf of the Company have been included in the statement of cash flows as financing activities.  The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during the 2021 and 2020 periods are as follows:

	2021	2020
Financing cash contributions	$71,174	17,495	(a)
Non-cash investing transaction for amount incurred by member	0	1,500	(b)
Other operating expenses incurred by the member	96,304	61,338	(c)
Total	$167,478	80,333

(a)	Included in statement of cash flows.

(b)	Disclosed as noncash investing transactions.

(c)	Added back in operating section of the statement of cash flows to arrive at net cash used in operating activities.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2021 through September 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On August 16, 2021, the Company acquired an option to purchase up to a 10% undivided interest in a Thoroughbred, Winged Foot, from WinStar Farm LLC (“WinStar”). The target purchase price is $26,369. The offering proceeds must attain the maximum offering amount of $66,350 for Series Winged Foot to acquire the full 10% interest. The Offering must raise at least 25% of the maximum offering amount, or $16,600, to acquire any ownership in Winged Foot. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021.

On August 16, 2021, the Company acquired an option to purchase up to a 10% undivided interest in a Thoroughbred, Pine Valley, from WinStar. The target purchase price is $26,835. The offering proceeds must attain the maximum offering amount of $66,800 for Series Pine Valley to acquire the full 10% interest. The Offering must raise at least 25% of the maximum offering amount, or $16,700, to acquire any ownership in Pine Valley. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021.

On August 16, 2021, the Company acquired an option to purchase up to a 10% undivided interest in a Thoroughbred, Steinbeck, from WinStar. The target purchase price is $66,463. The offering proceeds must attain the maximum offering amount of $123,250 for Series Steinbeck to acquire the full 10% interest. The Offering must raise at least 25% of the maximum offering amount, or $30,850, to acquire any ownership in Steinbeck. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021.

On August 16, 2021, the Company acquired an option to purchase up to a 10% undivided interest in a Thoroughbred, Swing Shift, from WinStar. The target purchase price is $56,186. The offering proceeds must attain the maximum offering amount of $110,700 for Series Swing Shift to acquire the full 10% interest. The Offering must raise at least 25% of the maximum offering amount, or $27,700, to acquire any ownership in Swing Shift. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021.

On August 16, 2021, the Company acquired an option to purchase up to a 10% undivided interest in a Thoroughbred, We The People, from WinStar. The target purchase price is $24,879. The offering proceeds must attain the maximum offering amount of $64,450 for Series We The People to acquire the full 10% interest. The Offering must raise at least 25% of the maximum offering amount, or $16,150, to acquire any ownership in We The People. The option will be exercised in multiple closings, each occurring at increments of 25% of the maximum offering proceeds. The option expires on October 31, 2021.

On September 24, 2021, the Company conducted an initial closing of Series Country Grammer, accepting subscriptions in the amount of $97,100 and issuing 1,942 Units. See Item 2 – Other Information for an explanation of how the offering proceeds will be used.

Item 4. Exhibits

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (1)

Exhibit 3.1 – Amended and Restated Series Designation for Series Biko (5)

Exhibit 3.2 – Series Designation for Series A1 (2)

Exhibit 3.3 – Series Designation for Series Country Grammer (3)

Exhibit 3.4 – Series Designation for Series I Got A Gal (7)

Exhibit 3.5 – Series Designation for Series Winged Foot (7)

Exhibit 3.6 – Series Designation for Series Steinbeck (7)

Exhibit 3.7 – Series Designation for Series We The People (7)

Exhibit 3.8 – Series Designation for Series Swing Shift (7)

Exhibit 3.9 – Series Designation for Series Pine Valley (7)

Exhibit 4.1 – Form of Subscription Agreement (6)

Exhibit 6.1(a) – Form of Management Services Agreement for Series Country Grammer and Series Biko (7)

Exhibit 6.1(b) – Form of Management Services Agreement (7)

Exhibit 6.2 – Amended Convertible Promissory Note and Security Agreement for Biko (1)

Exhibit 6.3 – Purchase and Sale and Co-Ownership Agreement and Bill of Sale for Biko (1)

Exhibit 6.4(a) – Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (3)

Exhibit 6.4(b) – First Amendment to Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (4)

Exhibit 6.4(c) – Co-Management Agreement, Country Grammer (5)

Exhibit 6.5 – Broker Dealer Agreement with Dalmore Group, LLC (3)

Exhibit 6.6 – Purchase Co-Ownership Agreement, I Got A Gal (7)

Exhibit 6.7 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Pine Valley (7)

Exhibit 6.8 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Steinbeck (7)

Exhibit 6.9 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Swing Shift (7)

Exhibit 6.10 – Purchase Option, Bill of Sale and Co-Ownership Agreement, We The People (7)

Exhibit 6.11 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Winged Foot (7)

Exhibit 8.1(a) – Escrow Agreement with North Capital Private Securities Corporation for Series OL2018 (3)

Exhibit 8.1(b) – Amendment to the Escrow Agreement with North Capital Private Securities Corporation for Series OL2018 (3)

Exhibit 8.2 – Escrow Agreement with North Capital Private Securities Corporation for Series Country Grammer (3)

Exhibit 8.3 – Escrow Agreement with North Capital Private Securities Corporation for Series I Got A Gal (7)

Exhibit 8.4 – Escrow Agreement with North Capital Private Securities Corporation for Series Pine Valley (7)

Exhibit 8.5 – Escrow Agreement with North Capital Private Securities Corporation for Series Steinbeck (7)

Exhibit 8.6 – Escrow Agreement with North Capital Private Securities Corporation for Series Swing Shift (7)

Exhibit 8.7 – Escrow Agreement with North Capital Private Securities Corporation for Series We The People (7)

Exhibit 8.8 – Escrow Agreement with North Capital Private Securities Corporation for Series Winged Foot (7)

Exhibit 99.1 – Notice to Subscribers of Series OL2018 (3)

Exhibit 99.2 – The “Risk Factors,” “Description of the Business,” and “Thoroughbred Industry” sections of the Company’s Offering Circular dated September 23, 2021 are incorporated by reference

__________________

(1)         Filed with the Company’s Form 1-A dated December 13, 2019 and incorporated by reference herein.

(2)         Filed with the Company’s Amendment No. 1 to Form 1-A dated January 7, 2020 and incorporated by reference herein.

(3)         Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated April 13, 2021 and incorporated by reference herein.

(4)         Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated June 11, 2021 and incorporated by reference herein.

(5)         Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated July 2, 2021 and incorporated by reference herein.

(6)         Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated July 19, 2021 and incorporated by reference herein.

(7)         Filed with the Company’s Post Qualification Amendment No. 3 to Form 1-A dated September 3, 2021 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2021	COMMONWEALTH THOROUGHBREDS LLC

By: Commonwealth Markets Inc., its Manager

By: /s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Doxtator	Chief Executive and Chief Financial Officer of Commonwealth Markets Inc.	September 29, 2021
Name: Brian Doxtator	(Principal Executive Officer and Principal Financial Officer)

/s/ Chase Chamberlin	Head of Equine Operations of Commonwealth Markets Inc.	September 29, 2021
Name: Chase Chamberlin

COMMONWEALTH MARKETS INC.
By: /s/ Brian Doxtator	Manager	September 29, 2021
Name: Brian Doxtator Title: Chief Executive and Chief Financial Officer